T. Rowe Price Institutional International Funds, Inc.
T. Rowe Price Institutional International Bond Fund


The T. Rowe Price Institutional International Bond Fund currently has the following policy:

Normally, the fund will invest at least 80% of its net assets (including any borrowings for investment purposes) in foreign bonds and 50% of its net assets in foreign bonds that are rated within the three highest credit categories (i.e., A- or equivalent, or better), as determined by at least one major credit rating agency or, if unrated, deemed to be of comparable quality by T. Rowe Price.

This policy is changing to the following (new language is underlined):

Normally, the fund will invest at least 80% of its net assets (including any borrowings for investment purposes) in foreign bonds and 65% of its net assets in non-U.S. dollar-denominated foreign bonds that are rated investment-grade (i.e., BBB- or equivalent, or better), as determined by at least one major credit rating agency or, if unrated, deemed to be of comparable quality by T. Rowe Price.

* The overall noninvestment-grade limit remains at 25% and no other limits are changing. In addition, for any split-rated bonds, the higher rating should be applied for purposes of the 65% investment-grade limit, which is how the fund currently treats such securities.